50 3/4/03 [illegible]

03012076

SECURI [illegible] MMISSION
Washington, D.C. [illegible]

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| SEC FILE NUMBER |
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| 8-52206 |

RECEIVED FEB 28 2003 187

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ahston-Clayton Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
408 Rahway Avenue
(No. and Street)

Woodbridge, NJ 07095
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Prinzi, Jr., CPA 212-402-6864
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Prinzi, Richard M.
(Name — *if individual, state last, first, middle name*)

8403 Seventh Avenue, Brooklyn, NY 11228
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

KB

# OATH OR AFFIRMATION

Harry Clayton, swear (or affirm) that, to the of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ıshton-Clayton Financial Group, LLC, as of )ecember 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company ıny partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of stomer, except as follows:

N/A

Signature

VICE PRESIDENT

Title

Notary Public

JANE G. CLAYTON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 15, ~~1997~~ 2007

report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Ashton Clayton Financial Group, LLC

## Index To Financial Statements

# Richard Prinzi, Jr. CPA

| ***Staten Island Office:*** | **Brooklyn Office:** | ***Manhattan Office:*** |
|---|---|---|
| 600 Forest Avenue | 8403 7th Avenue | 75 Maiden Lane |
| Staten Island, NY 10310 | Brooklyn, NY 11228 | New York, NY 10038 |
| (718) 748-2300 | (718) 748-2300 | (212) 402-6864 |
| *****Staffed full time*** | *****Mailing Address*** | *****By Appointment Only*** |


## REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Ashton Clayton Financial Group, LLC:

I have audited the accompanying balance sheet of Ashton Clayton Financial Group, LLC (a Limited Liability Company) as of December 31, 2002, and the related statements of operations, changes in Members' equity and cash flows for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Clayton Financial Group, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Prinzi, Jr. CPA
February 25, 2003

## Ashton Clayton Financial Group, LLC

### Balance Sheet
December 31, 2002

### Assets

| | |
|---|---|
| Current Assets: | |
| Cash | $ 2,242 |
| Clearing Deposit | 15,000 |
| Other Receivables | 8,543 |
| Prepaid Expenses | 1,650 |
| Total Current Assets | 27,435 |
| Fixed Assets | 29,025 |
| Accumulated Depreciation | (23,709) |
| Net Book Value | 5,316 |
| Total Assets | $ 32,751 |

### Liabilities And Members' Equity

| | |
|---|---|
| Current Liabilities: | |
| Accounts Payable | $ 6,266 |
| Commission Payable | 7,644 |
| Accrued Expenses | 2,662 |
| Total Current Liabilities | 16,572 |
| Total Liabilities | 16,572 |
| Members' Equity: | |
| Members Equity | 36,662 |
| Current Income (Loss) | (20,483) |
| Total Members' Equity | 16,179 |
| Total Liabilities and Members' Equity | $ 32,751 |

See Accompanying Notes to Financial Statements

# Ashton Clayton Financial Group, LLC

## Statement of Operations

For the Year Ended December 31, 2002

| | |
|---|---|
| Income: | |
| Commission Income | $ 43,145 |
| Insurance Income | 118,603 |
| Mutual Fund Income | 162,098 |
| Interest | 877 |
| Other | 1,094 |
| Total Income | 325,817 |
| Expenses: | |
| Commissions | 267,697 |
| Clearing Costs | 7,505 |
| Customer Chares | 570 |
| Communications | 3,289 |
| Occupancy | 21,176 |
| Insurance | 3,662 |
| Quote Services | 2,777 |
| Regulatory & Membership | 3,994 |
| Professional Services | 15,230 |
| Depreciation | 4,711 |
| Interest | 341 |
| General & Administrative | 15,350 |
| Total Expenses | 346,300 |
| Loss | $ (20,483) |

See Accompanying Notes to Financial Statements

# Ashton Clayton Financial Group, LLC

## Statement of Changes in Members' Equity

For the Year Ended December 31, 2002

| | | Total |
|---|---|---|
| Members' Equity January 1, 2002 | $ | 24,862 |
| Year Current Income (Loss) | | (20,483) |
| Additions | | 11,800 |
| Withdrawals | | 0 |
| Members' Equity December 31, 2002 | $ | 16,179 |

See Accompanying Notes to Financial Statements

# Ashton Clayton Financial Group, LLC

## Statement of Cash Flows

For the Year Ended December 31, 2002

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net Loss | $ (20,483) |
| Depreciation Expense | 4,711 |
| Net Decrease in Other Receivables | 22,894 |
| Net Decrease in Prepaid Expenses | (181) |
| Net Decrease in Accounts Payable | 2,006 |
| Net Decrease in Commission Payable | (18,912) |
| Net Increase in Accrued Expenses | (1,209) |
| Net Cash Provided By Operating Activities | (11,174) |
| **Cash Flows From Investing Activities:** | |
| Net Cash Used (Provided) in Investing Activities | 0 |
| **Cash Flow From Financing Activities:** | |
| Contributions From Member | 11,800 |
| Net Cash Provided (Used) By Financing Activities | 11,800 |
| Net Increase in Cash | 626 |
| Cash, beginning of period | 1,616 |
| Cash, end of period | $ 2,242 |

See Accompanying Notes to Financial Statements

## Ashton Clayton Financial Group, LLC

### NOTES TO FINANCIAL STATEMENTS

### NOTE 1. ORGANIZATION AND OPERATIONS

Ashton Clayton Financial Group, LLC ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its business will focus on serving the needs of individual investors who seek specialized advice and recommendations based on their own individual needs and interest. Management has elected a December 31 year-end for the Company.

The Company recommends investment strategies and executes trades on behalf of clients. Customer accounts are maintained at Fiserv Correspondent Services, Inc. The Company has an agreement with Fiserv Correspondent Services, Inc. to execute and clear trades on behalf of the Company, therefore, the Company is exempt from SEC rule 15c3-3.

### NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash & Cash Equivalents**
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

**Utilization of Estimates**
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Basis of Financial Statements**
These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America.

**Property Plant & Equipment**
Property plant & equipment are carried at cost less accumulated depreciation computed by the straight-line and accelerated methods. The estimated useful life to the various classes of assets on which current provisions were based is as follows: Furniture & Fixtures, 7 years; Equipment, 5 years; and Computers, 5 Years.

## Ashton Clayton Financial Group, LLC

### NOTES TO FINANCIAL STATEMENTS

**NOTE 3. FIXED ASSETS**

A summary of fixed assets is as follows:

| | | |
|---|---|---|
| Furniture & Fixtures | $ | 17,430 |
| Equipment | | 5,425 |
| Computers | | 6,170 |
| Total Fixed Assets | | 29,025 |
| Accumulated Depreciation | | (23,709) |
| Net Book Value | $ | 5,316 |

**NOTE 4. RENT**

The Company rents office space at 408 Rahway Ave, Woodbridge, NJ. The lease renews at the mutual consent of the landlord and the Company at a 5% increase per year. The monthly rent for 2002 was raised from $1,570 in May 1, 2002 to $1,650 from June 1, 2002 to year-end.

**NOTE 5. NET CAPITAL REQUIREMENTS**

As a SEC registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2002, the Company had net capital of $8,913 which was $3,913 in excess of required net capital of $5,000. The Company's net capital ratio was 1.86 to 1.

# Supplemental Information

## Ashton Clayton Financial Group, LLC

## Computation of Net Capital

December 31, 2002

### Net Capital:

| | | |
|---|---|---|
| Total Ownership Equity qualified for Net Capital | $ | 16,179 |
| Less: Non-allowable Assets | | 6,966 |
| Total Net Capital | | 9,213 |
| Haircuts | | 300 |
| Net Capital | | 8,913 |
| Minimum Dollar Requirement | | 5,000 |
| Excess Net Capital | | $3,913 |

### Aggregate Indebtedness:

| | | |
|---|---|---|
| Aggregate indebtedness as included in Statement of Financial Condition | $ | 16,572 |
| Ratio of aggregate indebtedness to Net Capital | | 1.86 to 1 |

### Reconciliation:

| | | |
|---|---|---|
| Net Capital as per the December 31, 2002 Unaudited FOCUS Report, as filed | $ | 8,913 |
| Net Adjustments | | 0 |
| Net Capital as per the December 31, 2002 Audited Report, as filed | $ | 8,913 |

# Richard Prinzi, Jr. CPA


| ***Staten Island Office:*** | ***Brooklyn Office:*** | ***Manhattan Office:*** |
|---|---|---|
| 600 Forest Avenue | 8403 7th Avenue | 75 Maiden Lane |
| Staten Island, NY 10310 | Brooklyn, NY 11228 | New York, NY 10038 |
| (718) 748-2300 | (718) 748-2300 | (212) 402-6864 |
| *****Staffed full time*** | *****Mailing Address*** | *****By Appointment Only*** |


Ashton Clayton Financial Group
408 Rahway Ave
Woodbrodge, NJ 07095

February 28, 2003

In planning and performing my audit of the financial statements and supplemental schedules of Ashton-Clayton Financial Group, LLC. (the "Company"), for the years ended December 31, 2002, and 2001 I considered its internal controls, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use for the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard Prinzi, Jr. CPA